

June 14, 2021

Kim Boyce
Chief Executive Officer
Reflect Scientific Inc.
1266 South 1380 West
Orem, UT 84058

> **Re: Reflect Scientific Inc.**
> **Registration Statement on Form 10**
> **Filed March 30, 2021**
> **File No. 000-31377**

Dear Mr. Boyce:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Life Sciences

cc: Branden T. Burningham, Esq.